No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice of Execution of Memorandum of Understanding regarding the Consideration of a Business Integration through the Establishment of a Joint Holding Company (Joint Share Transfer) between Honda Motor Co., Ltd. and Nissan Motor Co., Ltd.

Exhibit 2:

Nissan Motor Co., Ltd., Honda Motor Co., Ltd., and Mitsubishi Motors Corporation sign MOU on collaborative considerations

Exhibit 3:

Notice Concerning Status and Suspension of Acquisition of the Company’s Own Shares and Determination of Matters Related to the Acquisition of Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 23, 2024

December 23, 2024

Honda Motor Co., Ltd.

Nissan Motor Co., Ltd.

Notice of Execution of Memorandum of Understanding regarding the Consideration of a Business Integration through the Establishment of a Joint Holding Company

(Joint Share Transfer) between Honda Motor Co., Ltd. (Securities Code: 7267) and

Nissan Motor Co., Ltd. (Securities Code: 7201)

Honda Motor Co., Ltd. (“Honda”) and Nissan Motor Co., Ltd., (“Nissan”; Honda and Nissan are collectively referred to as the ”Companies”) have agreed to begin discussions and consideration toward a business integration (the “Business Integration”) and have resolved at the boards of directors of each of the Companies to sign a memorandum of understanding regarding the consideration of the Business Integration, which has been duly executed.

1.	Background and Purpose of the Business Integration

(1)	Background of the Business Integration

Honda, since its establishment in 1948, has developed, manufactured, and marketed motorcycles, automobiles, power products and compact aircraft globally, under its founder’s ideals to “help with technologies for people.” It has also committed to realizing a society with zero environmental impact and zero traffic collision fatalities under its philosophy of “Respect for the Individual” and “the Three Joys” (the joy of buying, the joy of selling, and the joy of creating). This is guided by the company principle: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.” By realizing the future mobility, Honda dreams of and a mobility society that people desire, while addressing societal issues related to “environment” and “safety.” Honda aspires to chart a new trajectory of growth as a comprehensive mobility company.

Nissan has been involved in the manufacturing, sales, and related business of automotive products since its establishment in 1933. Guided by its corporate purpose of “Driving innovation to enrich people’s lives,” Nissan has achieved substantial growth through its diverse global operations, contributing positively to the economy. As a leading global automotive manufacturer, Nissan is committed to addressing the challenges faced by society, placing a high priority on all stakeholders, such as customers, shareholders, employees, and local communities. It remains dedicated to providing valuable and sustainable mobility solutions for the future.

As the Companies engage in their respective businesses to address social challenges, it is essential to strengthen areas such as environmental technologies, electrification technologies, and software development to further accelerate their efforts toward achieving a carbon-neutral society and a zero-traffic fatalities society, the Companies signed a memorandum of understanding on March 15, 2024 regarding a strategic partnership for the era of vehicle intelligence and electrification. Since then, the Companies have held discussions aimed at collaboration in various fields.

Furthermore, on August 1, 2024 the Companies signed a further memorandum of understanding to deepen the framework of the strategic partnership. The Companies also announced that they had agreed to carry out joint research in fundamental technologies in the area of platforms for next-generation software-defined vehicles (SDVs), particularly in the areas crucial for intelligence and electrification, to advance focused discussions toward more concrete collaboration.

Throughout the process, the Companies have engaged in discussions in consideration of various possibilities and options. At the same time, the business environment for the Companies and the wider automotive industry has rapidly changed and the speed of technological innovation has continued to accelerate. The memorandum of understanding between the Companies announced today is aimed to serve as an option to maintain global competitiveness and for the Companies to continue to deliver more attractive products and services to customers worldwide.

(2)	Purpose of the Business Integration

If the Business Integration can be realized, the Companies can aim to integrate their respective management resources such as knowledge, human resources, and technologies; create deeper synergies; enhance the ability to respond to market changes; and expect to improve mid- to long-term corporate value. Additionally, the Companies can aim to further contribute to the development of Japan’s industrial base as a “leading global mobility company” by integrating the Companies’ four-wheel-vehicle and Honda’s motorcycle and power products businesses as well as other businesses, including aircraft, continue to make the brands of the Companies more attractive and deliver more attractive and innovative products and services to customers worldwide.

(3)	Potential Synergies from the Business Integration

The Companies will aim to become a world-class mobility company with sales revenue exceeding JPY 30 trillion and an operating profit of more than JPY 3 trillion by swiftly realizing synergy effects between the Companies resulting from the Business Integration. The potential synergies expected at this stage are as follows. Going forward, the Companies will examine and analyze more specific synergies based on discussions within the integration preparatory committee to be established by the Companies and the results of due diligence to be conducted in the future.

(i)	Scale Advantages by Standardizing Vehicle Platforms

By standardizing the vehicle platforms of the Companies across various product segments, the Companies expect to create stronger products, reduce costs, enhance development efficiencies, and improve investment efficiencies through standardized production processes.

The integration is projected to increase sales and operational volumes, allowing the Companies to reduce development costs per vehicle, including for future digital services, while maximizing profits.

By accelerating the mutual complementation of their global vehicle offerings - including ICE (internal combustion engine), HEV (hybrid), PHEV (plug-in hybrid), and EV (electric vehicles) models - the Companies will be better positioned to meet diverse customer needs around the world and deliver optimal products, leading to improved customer satisfaction.

(ii)	Enhancement of Development Capabilities and Cost Synergies through the Integration of R&D Functions

The Companies have started joint research in fundamental technologies in the area of vehicle platforms for next-generation SDVs, which is the cornerstone of the field of intelligence. The Companies are progressing efforts towards standardizing specifications and mutual supply of key components such as batteries, which are crucial for EVs, and e-Axle, which is expected to be equipped in next-generation EVs. After the realization of Business Integration, the Companies will encompass more integrated collaboration across all R&D functions, including fundamental research and vehicle application technology research. This approach is expected to enable the Companies to efficiently and swiftly enhance their technological expertise, achieving both improvements in development capabilities and reductions in development costs through the integration of overlapping functions.

(iii)	Optimizing Manufacturing System and Facilities

The Companies anticipate that optimizing their manufacturing plants and energy service facilities, combined with improved collaboration through the shared use of production lines, will result in a substantial improvement in capacity utilization leading to a decrease in fixed costs.

(iv)	Strengthening Competitiveness Advantage across the Supply Chain through the Integration of Purchasing Functions

To fully leverage the synergies from optimizing development and production capacity, the Companies intend to boost their competitiveness by improving and streamlining purchasing operations and source common parts from the same the supply chain and in collaboration with business partners.

(v)	Realizing Cost Synergies through Operational Efficiency Improvements

The Companies expect that the integration of systems and back-office operations, along with the upgrade and standardization of operational processes, will drive significant cost reductions.

(vi)	Acquisition of Scale Advantages through Integration of Sales Finance

By integrating relevant areas of sales finance functions of the Companies and expanding the scale of operations, the Companies aim to provide a range of mobility solutions, including new financial services throughout the vehicle lifecycle, to customers of both organizations.

(vii)	Establishment of Talent Foundation for Intelligence and Electrification

The human resources of the Companies are an invaluable asset, and establishing a strong human resource foundation is crucial for the transformation that will come with the Business Integration. After the integration, increased employee exchanges and technical collaboration between the Companies are expected to promote further skill development. Moreover, by leveraging each company’s access to talent markets, attracting exceptional talent will become more attainable.

2.	Summary of the Business Integration

(1)	Method of the Business Integration

The Companies plan to establish, through a joint share transfer (the “Share Transfer”), a joint holding company that will be the parent company of both companies. This will be subject to approval at each company’s general meeting of shareholders and obtaining necessary approvals from relevant authorities for the Business Integration, based on the result of the consideration of the Business Integration and the premise that Nissan’s turnaround actions* are steadily executed. The Companies will be fully owned subsidiaries of the joint holding company.

However, should any procedural necessities arise regarding the Share Transfer or for any other reasons, the Companies may consult and agree to modify the above structure in the future.

* Nissan‘s actions to turnaround its performance and create a leaner, more resilient business capable of swiftly adapting to changes in the market.

(2)	Matters concerning the Listing of the Joint Holding Company

Shares of the newly established joint holding company under consideration are planned to be newly listed (technical listing) on the Prime Market of the Tokyo Stock Exchange (“TSE”). The listing is scheduled for August 2026.

In addition, the Share Transfer will result in the Companies becoming wholly-owned subsidiaries of the joint holding company, and therefore the Companies will become wholly owned subsidiaries of the joint holding company and will be scheduled to be delisted from the TSE. However, shareholders of the Companies will continue to be able to trade shares of the joint holding company issued during this share transfer on the TSE.

The listing date of the joint holding company and the delisting date for the Companies will be determined in accordance with the regulations of the TSE.

(3)	Schedule for the Business Integration

Board of Directors Resolutions	December 23, 2024 (Today)

Execution of the Memorandum of Understanding	December 23, 2024 (Today)
Execution of a definitive agreement concerning the Business Integration	June 2025 (Planned)
Extraordinary General Shareholders’ Meetings of the Companies (Resolutions to approve the Share Transfer)	April 2026 (Planned)
Delisting from the Tokyo Stock Exchange (TSE)	End of July - August 2026 (Planned)
Effective date of the Share Transfer	August 2026 (Planned)

(Note) The above schedule is tentative and may change as a result of the consultation by the Companies. In addition, an announcement will be promptly made if there arise reasons, such as procedures under applicable competition laws, to change the schedule of the Business Integration process or to cancel the Business Integration itself.

(4)	Details of the Share Allocation in this Share Transfer (Share Transfer Ratio)

The share transfer ratio for the share transfer will be determined by the time of concluding the final definitive agreement regarding the consideration of the Business Integration. The determination will be based on the results of due diligence, third-party valuations with reference to the average closing prices of each company’s shares over a certain period prior to the announcement of the memorandum of understanding.

Furthermore, Honda has retained Nomura Securities Co., Ltd. as its financial advisor, while Nissan has retained Mizuho Securities Co., Ltd. and BofA Securities, Inc. as its financial advisors, for the consideration of Business Integration.

(5)	Stock Acquisition Rights and Bonds with Stock Acquisition Rights

The Companies have not issued stock acquisition rights or bonds with stock acquisition rights.

(6)	Driving Force of the Business Integration

Aiming for the smooth realization of the Business Integration, the Companies will establish an integration preparatory committee to conduct focused discussions concerning the Business Integration.

(7)	Management Structure Following the realization of Business Integration

At the time of the effective date of the share transfer, it is planned that Honda will nominate a majority of each of the internal and external directors of the joint holding company. President and representative director or president and representative executive officer of the joint holding company will be selected from among the directors nominated by Honda.

Additionally, the Companies plan to continue coexisting and developing the brands held by the Companies equally.

Other details of the joint holding company, including the name, registered office, representatives, executive composition, and organizational structure will be determined by the time of the execution of the definitive agreement, based on discussions and consideration aligned within the purpose of the business integration at the upcoming integration preparatory committee, as well as the results of the due diligence.

Regarding the organizational structure of the joint holding company, and the Companies which will become wholly-owned subsidiaries of the joint holding company after the realization of Business Integration, the optimal structure for realizing synergies, including the integration of R&D functions, purchasing functions, and manufacturing functions, will be discussed and considered within the integration preparatory committee, with the aim of establishing an organizational structure that enables efficient and highly competitive business operations after the Business Integration.

(8)	Exclusive Negotiation Rights

The Companies shall bear an obligation of exclusive negotiation, mutually prohibiting each other from engaging in acts that are contradictory to the memorandum of understanding and acts that significantly hinder the achievement of the purpose of the Business Integration (“Competing Transactions”) with any third party during the effective period of the memorandum of understanding. However, if either party receives a bona fide proposal regarding a Competing Transaction from a third party and it is deemed that compliance with the exclusive negotiation obligation or failure to consider, discuss, agree, or consent to such proposal would likely give rise to a specific risk of violation of the duty of care owed by directors and others, the exclusive negotiation obligation may be exempted under certain conditions. Furthermore, if, as a result of an exemption from the exclusive negotiation obligation, the party receiving a proposal for a Competing Transaction from a third party agrees to or consents to that proposal, and the closing of such Competing Transaction is completed, that party shall be obligated to pay the other party a cancellation fee of JPY 100 billion.

3.	Outline of the Parties to the Share Transfer

(1)	Company name	Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
(2)	Registered office	2-1-1, Minami-Aoyama, Minato-ku, Tokyo	2, Takara-cho, Kanagawa-ku, Yokohama-shi, Kanagawa
(3)	Title and name of representative	Toshihiro Mibe, Director, President and Representative Executive Officer	Makoto Uchida, Representative Ex ecutive Officer, President and Chief Executive Officer
(4)	Description of Business	The Motorcycle business operations, Automobile business operations, Power Products business operations, and other business operations.	Development, production, and sales, of automobiles
(5)	Stated capital (as of September 30, 2024)	86,067 million yen	605,814 million yen
(6)	Date of establishment	September 24, 1948	December 26, 1933
(7)	Number of issued and outstanding shares (as of September 30, 2024)	5,280,000,000 shares	3,909,472,212 shares
(8)	Account closing Date	March 31	March 31
(9)	Number of employees (as of March 31, 2024)	194,993	133,580
(10)	Major suppliers

Hitachi Astemo, Ltd.

Denso Corporation

STEEL CENTER CO., LTD.

TS TECH CO., LTD.

Sumitomo Electric Industries, Ltd.

TACHI-S CO., LTD.

Panasonic Automotive Systems Co., Ltd.

AISIN CORPORATION

Hitachi Astemo Ueda Ltd.

Mitsubishi Electric Corporation

Marelli Corporation

Hitachi Astemo, Ltd.

Faurecia-Nippon Seiki Co., Ltd.

Panasonic Automotive Systems Co., Ltd.

Denso Corporation

Sumitomo Electric Industries, Ltd.

Bosch Corporation

Yazaki Corporation

Topre Corporation

Koito Manufacturing Co., Ltd.

(11)	Main financing banks	MUFG Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Saitama Resona Bank, Ltd.	Mizuho Bank, Ltd. MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and ownership percentage (as of September 30, 2024)

The Master Trust Bank of Japan, Ltd. (Trust Account) 16.81%

Custody Bank of Japan, Ltd. (Trust Account) 6.65%

Moxley and Company (Standing proxy: MUFG Bank, Ltd.) 5.55%

State Street Bank and Trust Company 505001 (Standing proxy: Mizuho Bank, Ltd.) 2.97%

Meiji Yasuda Life Insurance Company (Standing proxy: Custody Bank of Japan, Ltd.) 2.95%

JPMorgan Securities Japan Co., Ltd. 2.14%

State Street Bank West Client - Treaty (Standing proxy: Mizuho Bank, Ltd.) 1.99%

Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.) 1.72%

JP MORGAN CHASE BANK 385781 (Standing proxy: Mizuho Bank, Ltd.) 1.49%

AXA Life Insurance Co., Ltd. 1.22%

NATIXIS SA AS TRUSTEE FOR FIDUCIE NEWTON 701910 (Standing proxy: Mizuho Bank, Ltd. Payment Sales Department) 22.8%

Renault S.A. (Standing proxy: Mizuho Bank, Ltd. Payment Sales Department) 16.3%

The Master Trust Bank of Japan, Ltd. (Shintaku-guchi) 8.6%

J.P. MORGAN SE - LUXEMBOURG BRANCH 381648 (Standing proxy: Mizuho Bank, Ltd. Payment Sales Department) 3.2%

Suntera (Cayman) Limited as trustee of ECM Master Fund (Standing proxy: GOLDMAN SACHS JAPAN CO., LTD.) 2.5%

Custody Bank of Japan, Ltd. (Shintaku-guchi) 1.6%

State Street Bank West Client - Treaty 505234 (Standing proxy: Mizuho Bank, Ltd. Payment Sales Department) 1.2%

Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.) 1.0%

Moxley and Company (Standing proxy: Mizuho Bank, Ltd. Payment Sales Department) 0.9%

The Nomura Trust and Banking (Shintaku-guchi) 0.6%

(13)	Relationship between companies
	Capital	None
	Personnel	None
	Transactional	None
	Status as a related party	None

(14)	Operating results and financial condition for the last three fiscal years (Figures are millions of yen unless otherwise indicated)

	Honda (IFRS)				Nissan Motor (JGAAP)
	Fiscal year ended March 2022	Fiscal year ended March 2023	Fiscal year ended March 2024		Fiscal year ended March 2022	Fiscal year ended March 2023	Fiscal year ended March 2024
Equity attributable to owners of the parent	10,472,824	11,184,250	12,696,995	Consolidated net assets	5,029,584	5,615,140	6,470,543
Total liabilities and equity	23,973,153	24,670,067	29,774,150	Consolidated total assets	16,371,481	17,598,581	19,855,151
Equity attributable to owners of the parent per share (yen)	2,040.77	2,239.98	2,629.37	Consolidated net assets per share (yen)	1,170.17	1,310.74	1,599.28
Sales revenue	14,552,696	16,907,725	20,428,802	Sales revenue	8,424,585	10,596,695	12,685,716
Operating Profit	871,232	780,769	1,381,977	Consolidated operating profit	247,307	377,109	568,718
	-	-	-	Consolidated ordinary profit	306,117	515,443	702,161
Profit for the year attributable to: Owners of the parent .	707,067	651,416	1,107,174	Profit for the year attributable to owners of the parent	215,533	221,900	426,649
Basic earnings per share for the year (attributable to owners of the parent) (yen)	137.03	128.01	225.88	Earnings per share attributable to owners of the parent (yen)	55.07	56.67	110.47
Dividends per share (yen)	120.00	120.00	126.00	Dividends per share (yen)	5	10	20
(Note 1)

Honda has adopted International Financial Reporting Standards (IFRS) for its consolidated financial statements. Honda has omitted the disclosure of “Consolidated ordinary profit” as there are no corresponding items.

(Note 2)

Honda conducted a three-for-one stock split of its common shares, with the record date of September 30, 2023, and the effective date of October 1, 2023. The equity attributable to owners of the parent per share and basic earnings per share for the year (attributable to owners of the parent) for the year are calculated under the assumption that the stock split occurred at the start of the fiscal year ended March 2022. For the dividends per share, the interim dividend amount for the fiscal year ended March 2024 was JPY 87, before the stock split, and the year-end dividend amount was JPY 39, after the stock split, resulting in a total annual dividend amount of JPY 126.

The Companies may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Transfer pertaining to the Business Integration between the Companies, if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Companies prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the Companies, the Share Transfer and related matters. U.S. shareholders of the Companies to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.

2-1-1, Minami-Aoyama Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan

Attention: Masao Kawaguchi	Attention: Julian Krell

Head of Accounting and Finance Supervisory Unit	Vice President, IR Department

(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, the Business Integration and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

•	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan
•	financial uncertainty domestically and internationally, or changes in other general economic or industry situation
•	interest rates and other market risks
•	changes in the credit ratings of the Companies
•	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies
•	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies
•	failure to finalize the definitive agreement(s) concerning the Business Integration
•	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities
•	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and
•	other risks associated with completing the Business Integration.

End

[Translation]

December 23, 2024

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Nissan Motor Co., Ltd., Honda Motor Co., Ltd., and Mitsubishi Motors Corporation sign

MOU on collaborative considerations

Honda Motor Co., Ltd. (“Honda”) today announced that Honda, Nissan Motors Co., Ltd. (“Nissan”), and Mitsubishi Motors Corporation (“Mitsubishi Motors”) have agreed to explore the possibility of Mitsubishi Motors participating in the consideration of the business integration through the establishment of a joint holding company that Honda and Nissan have reached a basic agreement, and three companies have signed a memorandum of understanding. For details, please see the attached press release.

- End -

December 23rd, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Mitsubishi Motors Corporation

Nissan, Honda, and Mitsubishi Motors sign MOU

on collaborative considerations

~Mitsubishi Motors to explore participation or involvement in the consideration of business integration~

Nissan Motor Co., Ltd. (“Nissan”), Honda Motor Co., Ltd. (“Honda”), and Mitsubishi Motors Corporation (“Mitsubishi Motors”) have signed a memorandum of understanding (MOU) to explore the possibility of Mitsubishi Motors’ participation, involvement, and synergy sharing in relation to the business integration through the establishment of a joint holding company outlined in an MOU signed between Nissan and Honda.

Nissan, Honda, and Mitsubishi Motors have reached a basic agreement to proceed with discussions based on the framework established in the MOU signed by Nissan and Honda on August 1 regarding the commencement of a strategic partnership focused on intelligence and electrification. Mitsubishi Motors has been participating in this framework, and the three companies have been proceeding with discussions.

Following the agreement between Nissan and Honda to start consideration toward a business integration through the establishment of a joint holding company amid the dramatic changes in the environment surrounding both companies and the automotive industry, the three companies have agreed to explore the possibility of achieving synergies at an increased level through Mitsubishi Motors’ participation or involvement in the business integration. Mitsubishi Motors aims to reach its conclusion by the end of January 2025 on the participation or involvement in the business integration between Nissan and Honda.

Marking the announcement, Nissan Director, President, CEO and Representative Executive Officer Makoto Uchida said: “Honda and Nissan have begun considering a business integration, and will study the creation of significant synergies between the two companies in a wide range of fields. It is significant that Nissan’s partner, Mitsubishi Motors, is also involved in these discussions. We anticipate that if this integration comes to fruition, we will be able to deliver even greater value to a wider customer base.”

Honda Director and Representative Executive Officer Toshihiro Mibe said: “At this time of change in the automobile industry, which is said to occur once every 100 years, we hope that Mitsubishi Motors’ participation in the business integration discussions of Nissan and Honda will lead to further social change, and that we will be able to become a leading company in creating new value in mobility through business integration. Nissan and Honda will start the discussion from today onwards with an aim to clarify the possibility of business integration by around the end of January in line with the consideration of Mitsubishi Motors.”

Comment from Mitsubishi Motors Director, Representative Executive Officer, and President and CEO Takao Kato said: “In an era of change in the automotive industry, the study between Nissan and Honda about a business integration will accelerate synergy maximization effects, bringing high value also to the collaborative businesses with Mitsubishi Motors. In order to realize synergies and to make the best use of each company’s strengths, we will also study the best form of cooperation.”

Honda and Nissan may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share transfer pertaining to the business integration between them (the “Share Transfer”), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan

Attention: Masao Kawaguchi	Attention: Julian Krell

Head of Accounting and Finance Supervisory Unit	Vice President, IR Department

(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Honda and Nissan (collectively the “Companies”) in relation to, and the benefits resulting from, the business integration between them (the “Business Integration”) and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

•	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan

•	financial uncertainty domestically and internationally, or changes in other general economic or industry situation

•	interest rates and other market risks

•	changes in the credit ratings of the Companies

•	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies

•	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies

•	failure to finalize the definitive agreement(s) concerning the Business Integration

•	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities

•	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and

•	other risks associated with completing the Business Integration.

[Translation]

December 23, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, President and Representative Executive Officer

Notice Concerning Status and Suspension of Acquisition of the Company’s Own Shares and Determination of Matters Related to the Acquisition of Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) hereby provides notice that, as announced in the Notice Concerning Acquisition of the Company’s Own Shares dated November 6, 2024, at a board meeting held on that day, the Board of Directors resolved to acquire its own shares (the “Old Resolution for Acquisition of its own Shares”) pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation, but at a board meeting held on December 23, 2024, the Board of Directors resolved a new resolution to acquire its own shares and to suspend the Old Resolution for Acquisition of its own Shares which was resolved on November 6, 2024.

Particulars

1.	Concerning the suspension of acquisition of own shares

I.	Reason for suspension of acquisition of own shares

To be implemented through the newly resolved acquisition of own shares.

II.	Details of the resolution at the meeting of the board of directors held on November 6, 2024

(i)	Class of shares to be acquired:

Shares of common stock

(ii)	Total number of shares to be acquired:

Up to 70,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

(iii)	Total amount of shares to be acquired:

Up to 100 billion yen

(iv)	Period of acquisition:

Starting on November 7, 2024 and ending on October 31, 2025

(v)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2	Market purchases based on a discretionary trading contract regarding acquisition of own shares

III.	Progress as of December 23, 2024

(i)	Total number of shares acquired: 0 shares

(ii)	Total amount of shares acquired: 0 yen

2.	Concerning the determination of the acquisition of own shares

I.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure, implementing a flexible capital strategy and strengthening shareholder returns.

II.	Details of the acquisition

(i)	Class of shares to be acquired:

Shares of common stock

(ii)	Total number of shares to be acquired:

Up to 1,100,000,000 shares (23.7 % of total number of issued shares (excluding treasury stock))

(iii)	Total amount of shares to be acquired:

Up to 1,100 billion yen

(iv)	Period of acquisition:

Starting on January 6, 2025 and ending on December 23, 2025

(v)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Reference:	The Company’s treasury stock held as of November 30, 2024

	Total number of issued shares (excluding treasury stock):	4,639,209,652 shares

	Total number of treasury stock:	640,790,348 shares